Exhibit 1.01

Conflict Minerals Report of Vera Bradley, Inc.
In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Mineral Report of Vera Bradley, Inc. for calendar year 2014 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

1.	Introduction
The intent of this Conflict Minerals Report (CMR) is to describe Vera Bradley, Inc.’s due diligence process following Rule 13p-1 requirements. Per Rule 13p-1, due diligence is used to support a company’s determination whether or not there is evidence that the smelters or refiners within its supply chain are sourcing minerals that are considered “DRC Conflict Free”, that have “not been found to be DRC Conflict Free”, or that are “DRC Conflict Undeterminable,” each as defined in Form SD.

2.	Design of Due Diligence Measures
Vera Bradley, Inc.’s due diligence process is based on the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements1. It is important to note that the OECD Guidance was written for both upstream2 and downstream3 companies in the supply chain. As Vera Bradley, Inc. is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

3.	Due Diligence Measures Implemented
Due Diligence measures undertaken by Vera Bradley, Inc. include the following:

•	Adopt a conflict minerals policy. Our conflict minerals policy is publicly available at http://www.verabradley.com/custserv/custserv.jsp?pageName=supplychain.

•	Implement internal measures taken to strengthen company engagement with suppliers

•	Engage with suppliers to identify the SORs in the supply chain

•
Engage with SORs to obtain mine of origin and transit routes and assess whether SORs have carried out all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas

•	Report risk management findings to senior management

•	Report Annually on Supply Chain Due Diligence. The Form SD and CMR contained herein and publicly available at http://www.verabradley.com/custserv/custserv.jsp?pageName=supplychain.

4.    Identified Smelters or Refiners (SOR)
Based on survey responses received from Vera Bradley’s suppliers, Vera Bradley was not able to identify all smelters or refiners (SOR) for all 3TG used in its products. Vera Bradley has identified the SOR listed below that may have processed 3TG used in our products.
Where we have been able to identify the SOR involved, those facilities were referenced against the Conflict Free Sourcing Initiative (CFSI) list of certified smelters in order to determine the mine or location with the greatest possible specificity. Countries of origin for the minerals processed by the identified SOR were reported to include: Angola*, Argentina, Australia, Belgium*, Bolivia, Brazil, Canada, Chile, China, DRC - Congo (Kinshasa), Ethiopia*, France*, Germany*, Guinea, Guyana, Hong Kong*, India, Indonesia, Italy, Japan, Jersey*, Kazakhstan, Malaysia, Mexico, Morocco*, Myanmar, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Poland*, Portugal, Russia, Rwanda, Saudi Arabia, Singapore*, South Africa, South Korea, Spain, Surinam, Sweden, Switzerland*, Taiwan*, Thailand, Turkey, United Arab Emirates*, United Kingdom, U.S.A., and Uzbekistan. (*Reported as a country of origin but has no known reserves of gold and/or tin.)

1OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.
2Upstream companies refer to those between the mine and SOR. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and SORs.
3Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers (OEMs) and retailers.

Official Smelter Name	CFSI Certified
Gold
Asahi Pretec Corporation	X
Chimet S.p.A.	X
Heraeus Precious Metals GmbH & Co. KG	X
Istanbul Gold Refinery	X
LS-NIKKO Copper Inc.	X
Metalor Technologies SA	X
Metalor USA Refining Corporation	X
Mitsubishi Materials Corporation	X
Nadir Metal Rafineri San. Ve Tic. A.ª.	X
Ohio Precious Metals, LLC	X
Royal Canadian Mint	X
Shandong Zhaojin Gold & Silver Refinery Co. Ltd	X
Tanaka Kikinzoku Kogyo K.K.	X
Umicore Brasil Ltda	X
Tin
Alpha	X
CNMC (Guangxi) PGMA Co. Ltd.
CV United Smelting	X
Cooper Santa
Empresa Metallurgica Vinto	X
Gejiu Non-Ferrous Metal Processing Co. Ltd.	X
Malaysia Smelting Corporation (MSC)	X
Melt Metais e Ligas S/A	X
Metallo Chimique	X
Mineração Taboca S.A.	X
Minsur	X
Operaciones Metalurgical S.A.	X
PT Koba Tin
PT Tambang Timah	X
PT Timah (Persero), Tbk	X
Thaisarco	X
Yunnan Tin Company Limited	X
Tungsten
None identified
Tantalum
None identified

5.    Steps to Improve Due Diligence
Vera Bradley, Inc. will endeavor to continuously improve upon its supply chain due diligence efforts via the following measures (including those taken since the end of the period covered by Vera Bradley Inc.’s most recent prior Conflict Mineral Report to mitigate the risk that necessary conflict minerals benefit armed groups):

•	Continue to assess the presence of 3TG in its supply chain

•	Clearly communicate expectations with regard to supplier performance, transparency and sourcing

•	Increase the response rate for RCOI process

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program

•	Design and implement a strategy to respond to supply chain risks

•	Devise and adopt a risk management plan

•
Contact smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the EICC/GeSI Conflict Free Smelter program.

6.    Independent Private Sector Audit
A private sector audit is not required with this Conflict Mineral Report